PARADIGM VENTURES CORP.

1455 Bellevue Ave., Suite 211,
W. Vancouver, BC
V7T 1C3

December 6, 2006

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporation Finance
Mail Stop 3561
100 F Street, NE
Washington, DC 20549

Attention: John Reynolds

Dear Mr. John Reynolds:

Re:	Paradigm Ventures Corp. (the “Company”)
Registration Statement on Form SB-1, File No. 333-129968

The Company requests that its Request for Acceleration of November 17, 2006 be withdrawn effective immediately.

Thank you for your assistance. Please call with any questions.

Very truly yours,
Paradigm Ventures Corp.
____________________________
Scott Cabianca

Chief Executive Officer,
Chief Financial Officer, President,
Secretary, Treasurer and Director
(Principal Executive Officer and Principal Accounting Officer)